FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

Announcement regarding the listing of shares following Reverse Split and subsequent decrease of the face value of the shares of the company under the name “National Bank of Greece S.A.”

The company under the name “National Bank of Greece S.A.” (the “Bank”) informs the investors that the Extraordinary General Meeting of the Bank’s shareholders, which took place on 17/11/2015, decided, inter alia, the following:

a.              the increase of the face value of each share from EUR 0.30 to EUR 4.50 with decrease of the total number of existing shares from 3,533,149,631 to 235,543,309 common registered shares (reverse split) at a ratio of 1 new share to replace 15 existing shares.

b.              the decrease of the  share capital of the Bank by EUR 989,281,897.80. Such decrease of the share capital shall be effected by decreasing respectively the face value of each share from EUR 4.50 to EUR 0.30. Following the above decrease, the Bank’s share capital amounts to EUR 70,662,992.70, divided into 235,543,309 common registered shares of a face value of EUR 0.30 each.

On 24/11/2015, the decision No. K2-120239 of the Minister of Economy, Development & Tourism approving the amendment of the relevant clause of the Bank’s articles of association was filed with the Registrar of Sociétés Anonymes.

The Athens Exchange on 24/11/2015 approved the admission to trading on the Securities Market of the Athens Exchange of the above 235,543,309 new shares, of face value of EUR 0.30 in replacement of the existing 3,533,149,631 common, registered shares and took notice of the decrease of the face value of the Bank’s shares from EUR 4.50 to EUR 0.30 and the decrease of the  share capital of the Bank by EUR 989,281,897.80

By virtue of a decision of the Bank, 27/11/2015 is designated as the last day of trading of the 3,533,149,631 existing common, registered shares of the Bank in the Athens Exchange.

As from the following business day, namely from 30/11/2015 until and including 2/12/2015, there shall be a temporary cease of trading of the shares of the Bank, in order for their replacement to be concluded, according to what is stipulated hereinabove.

Beneficiary shareholders of the new shares resulting from the reverse split shall be the persons that have been registered in the records of the Dematerialised Securities System (DSS), on 01/12/15 (record date) as shareholders of the Bank.

The commencement of trading of the 235,543,309 new shares on the Athens Exchange with the new face value of EUR 0.30 euro per share is set out to be on 3/12/2015.

As from the same date the new total shares of the Bank that can be traded on the Athens Exchange amounts to 235,543,309 common registered shares of a face value of EUR 0.30 each. The opening trading price of the new shares of the Bank on the Athens Exchange shall be established in accordance with the Athens Exchange’s Rulebook and decision no. 26 of the Board of Directors of the Athens Exchange, as in force, and the new shares shall be credited in the share accounts and the securities accounts of the beneficiary shareholders in the Dematerialised Securities System (DSS).

Pursuant to the relevant provisions of the Cabinet Act no. 38/2012 and article 8, paragraph 6 of Greek law 3864/2010, as in force, the increase of the face value of the shares by decreasing the total number of existing shares (reverse split) shall result in adjustments of the number of shares corresponding to each Warrant, as well as the adjustment of the Warrant strike price. Investors will be further informed on this matter through a relevant announcement that will be published by the

Bank, before the commencement of trading on the Athens Exchange of the new shares that will result from the reverse split.

For further information, the shareholders may contact the Shareholders Service Department of the Bank (tel. 2103343411, 412, 416, Mr. Ioannis Nikolaou).

Athens, 24/11/2015

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This release is not an offer of securities for sale in the United States.  The securities to which this release relates have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an exemption from registration under the Securities Act.  There will be no public offering of the securities in the United States.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 24th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 24th, 2015

Director, Financial Division